[Letterhead of Cleary Gottlieb Steen & Hamilton]

November 4, 2011

BY EDGAR

Mr. Geoffrey D. Kruczek,
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         LVB Acquisition, Inc.
Form 10
Filed September 28, 2011
File No. 000-54505

Dear Mr. Kruczek:

As discussed in separate conversations with you and Mr. Louis Rambo on November 4, 2011, I am writing to provide you with a written confirmation of the expected timing of the response of our client, LVB Acquisition, Inc. (“LVB”), to the October 25, 2011 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on LVB’s registration statement on Form 10 for the registration of common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

As we discussed, the Form 10 was the initial filing of a registration statement by LVB.  Due to the number and nature of the Staff’s comments and the additional time it may take to address some of the issues presented, coupled with a potential constraint on company resources resulting from the ongoing month-end closing and an upcoming Audit Committee meeting, LVB appreciates receiving a 10-business day extension from the Staff to file its response (which LVB expects to do on or about November 23, 2011).

If you have questions or require additional information, please do not hesitate to contact me at 212-225-2015.

Very truly yours, /s/ James D. Small James D. Small

cc:	Mr. Jody Gale, Vice President & Associate General Counsel, Biomet, Inc.

Mr. Louis Rambo, Division of Corporation Finance, Securities and Exchange Commission

Mr. Praveen Kartholy, Division of Corporation Finance, Securities and Exchange Commission

Mr. Gary Todd, Division of Corporation Finance, Securities and Exchange Commission